Exhibit 99.1

Tricon Completes a Year of Record Growth and Delivers Strong Operational Results in Q4 2022

TORONTO--(BUSINESS WIRE)--March 1, 2023--Tricon Residential Inc. (NYSE: TCN, TSX: TCN) ("Tricon" or the "Company"), an owner and operator of single-family rental homes in the U.S. Sun Belt and multi-family rental apartments in Canada, announced today its consolidated financial results for the fourth quarter and the year ended December 31, 2022.

All financial information is presented in U.S. dollars unless otherwise indicated.

The Company reported strong operational and financial results in the fourth quarter and for the full year, including the following highlights:

  Net income from continuing operations was $55.9 million in Q4 2022; basic and diluted earnings per share from continuing operations were $0.19 and $0.11, respectively;
  Core funds from operations ("Core FFO") for Q4 2022 increased by 112.2% year-over-year to $96.8 million and Core FFO per share grew by 106.7% year-over-year to $0.31, driven by net operating income ("NOI") growth in the single-family rental home business, solid operating performance, and the inclusion of performance fees related to the sale of the U.S. multi-family rental portfolio;1
  Same home NOI for the single-family rental portfolio in Q4 2022 grew by 9.7% year-over-year and same home NOI margin increased by 1.8% to a record 69.8%. Same home occupancy increased in Q4 by 0.2% year-over-year to 98.0% and blended rent growth was 7.4% (comprised of new lease rent growth of 11.5% and renewal rent growth of 6.8%). In addition, Tricon's continued focus on resident retention led to a record-low annualized same home turnover rate of 12.2% in Q4. For the full year, same home NOI grew by 10.4% and same home NOI margin increased by 1.2% to 68.6%;1
  The Company acquired 815 homes during the quarter at an average price of $331,000 per home (including up-front renovations) for a total acquisition cost of $270 million, of which Tricon's proportionate share was $84 million. For the full year, Tricon acquired a record 7,227 homes, expanding its portfolio by 23.2%;
  Positive trends continued into early 2023, with same home rent growth of 7.3% in January 2023, including 13.9% growth on new leases and 6.6% growth on renewals, while same home occupancy was stable at 97.4% and same home turnover remained low at 16.6%;
  On October 18, 2022, the Company completed the sale of its remaining 20% equity interest in its U.S. multi-family rental portfolio, generating proceeds of $319.3 million, including $99.9 million of performance fees (half of which are payable to participants in LTIP and management co-investment plans); and
  On October 13, 2022, the Company announced that the Toronto Stock Exchange ("TSX") had approved its notice of intention to make a normal course issuer bid (“NCIB”) to repurchase up to 2,500,000 of its common shares trading on the TSX, the New York Stock Exchange ("NYSE") and/or alternative Canadian trading systems during the twelve-month period ending on October 17, 2023. During Q4, the Company repurchased 338,100 of its common shares on the TSX and 339,566 common shares on the NYSE under the NCIB for a total of $5.4 million.

In addition to strong operational and financial results, Tricon achieved several significant strategic milestones in the fourth quarter:

  On October 20, 2022, the Company announced an industry-leading Bill of Rights for single-family residents, the first of its kind among single-family rental housing providers in the United States. This measure underscores Tricon’s resident-first approach and highlights the Company’s mission to support the well-being of its residents. The Tricon Resident Bill of Rights outlines the Company’s commitment to providing quality, move-in-ready homes with caring and reliable service; and
  In December, Tricon amended its $500 million corporate credit facility to incorporate Environmental, Social and Governance ("ESG") targets and convert it to a Sustainability-linked Loan ("SLL"). This credit facility, which was undrawn as of December 31, 2022, provides Tricon with liquidity to pursue the growth of its single-family rental business. The SLL structure links the borrowing cost directly to the Company's performance in three priority areas of its ESG strategy: (i) increasing the percentage of homes with energy efficiency upgrades in Tricon's single-family home rental portfolio, (ii) increasing the number of multi-family residential buildings with LEED Gold certification, and (iii) increasing participation in Tricon Vantage, a market-leading program aimed at providing our U.S. residents with tools and resources to set financial goals and enhance their long-term economic stability.

“Amidst a period of economic uncertainty, Tricon concluded 2022 with a record year of growth and another strong quarter of operating results. Our key accomplishments included record acquisition volume of more than 7,200 single-family rental homes, growth in proportionate net operating income (NOI) of approximately 24%, and the successful sale of the remaining 20% interest in our U.S. multi-family business. And in the fourth quarter, our robust same home blended rent growth of 7.4%, near record-high occupancy of 98.0% and record-low resident turnover of 12.2% underscore not only the strong demand for our single-family rental homes, but also the acute undersupply of housing in America,” said Gary Berman, President & CEO of Tricon. “As we look ahead to 2023, we remain focused on growing our single-family rental portfolio so we can serve thousands of more families who are in need of high quality, relatively affordable rental housing. Our guidance for 2023 reflects a gradual acceleration of acquisitions over the course of the year, albeit at a slower pace than 2022, as well as strong same home NOI growth largely offsetting the impact of higher interest expense in our FFO profile. We are encouraged by the resilience in our January operating metrics, the emergence of “green shoots” in the debt markets, and stability in the resale housing market that all point to another year of strong operating performance.”

Financial Highlights

For the periods ended December 31	Three months		Twelve months
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)	2022	2021	2022	2021

Financial highlights on a consolidated basis
Net income from continuing operations, including:	$55,883	$110,439	$779,374	$459,357
Fair value gain on rental properties	56,414	261,676	858,987	990,575

Basic earnings per share attributable to shareholders of Tricon from continuing operations	0.19	0.41	2.82	2.07
Diluted earnings per share attributable to shareholders of Tricon from continuing operations	0.11	0.40	1.98	2.05

Net income (loss) from discontinued operations	1,829	16,538	35,106	(9,830)
Basic earnings (loss) per share attributable to shareholders of Tricon from discontinued operations	0.01	0.06	0.13	(0.04)
Diluted earnings (loss) per share attributable to shareholders of Tricon from discontinued operations	0.01	0.06	0.11	(0.05)

Dividends per share(1)	$0.058	$0.058	$0.232	$0.225

Weighted average shares outstanding - basic	274,684,779	268,428,784	274,483,264	219,834,130
Weighted average shares outstanding - diluted	311,222,080	270,953,420	311,100,493	222,118,737

Non-IFRS(2) measures on a proportionate basis
Core funds from operations ("Core FFO")	$96,841	$45,630	$237,288	$152,021
Adjusted funds from operations ("AFFO")	88,694	36,548	198,264	121,594

Core FFO per share(3)	0.31	0.15	0.76	0.57
AFFO per share(3)	0.28	0.12	0.64	0.45

(1) Dividends are issued and paid in U.S. dollars. Prior to November 8, 2021, dividends were declared and paid in Canadian dollars; for reporting purposes, amounts recorded in equity were translated to U.S. dollars using the daily exchange rate on the applicable dividend record date.
(2) Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s Non-IFRS measures and reconciliations, refer to the “Non-IFRS Measures” section and Appendix A. For definitions of the Company’s Non-IFRS measures, refer to Section 6 of Tricon's MD&A.
(3) Core FFO per share and AFFO per share are calculated using the total number of weighted average potential dilutive shares outstanding, including the assumed exchange of preferred units issued by Tricon PIPE LLC, which were 311,222,080 and 311,100,493 for the three and twelve months ended December 31, 2022 and 306,247,538 and 268,562,442 for the three and twelve months ended December 31, 2021, respectively.

Net income from continuing operations in the fourth quarter of 2022 was $55.9 million compared to $110.4 million in the fourth quarter of 2021, and included:

  Revenue from single-family rental properties of $180.9 million compared to $124.4 million in the fourth quarter of 2021, driven primarily by growth of 23.2% in the single-family rental portfolio to 35,908 homes and a 9.4% year-over-year increase in average effective monthly rent (from $1,591 to $1,741).
  Direct operating expenses of $58.4 million compared to $41.0 million in the fourth quarter of 2021, reflecting a larger rental portfolio, higher property tax expenses associated with increasing property value assessments, as well as general cost and labor market inflationary pressures.
  Revenue from private funds and advisory services of $14.8 million, compared to $17.7 million in the fourth quarter of 2021, driven by no performance fees being recognized in the quarter as well as a decrease in property management fees following the sale of Tricon's remaining interest in the U.S. multi-family rental portfolio during the quarter.2
  Fair value gain on rental properties of $56.4 million compared to $261.7 million in the fourth quarter of 2021, attributable to a moderation in home price appreciation within the single-family rental portfolio given the current climate of rising mortgage rates and greater economic uncertainty.

Net income from continuing operations for the year ended December 31, 2022 was $779.4 million compared to $459.4 million for the year ended December 31, 2021, and included:

  Revenue from single-family rental properties of $645.6 million and direct operating expenses of $209.1 million compared to $445.9 million and $149.9 million in the prior year, respectively, which translated to a net operating income ("NOI") increase of $140.5 million, attributable to the continued growth of the single-family rental portfolio and strong rent growth.
  Revenue from private funds and advisory services of $160.1 million compared to $50.7 million in the prior year, driven primarily by $100 million of performance fees earned from Tricon's investors in respect of the sale of the U.S. multi-family rental portfolio.
  Fair value gain on rental properties of $859.0 million compared to $990.6 million in the prior year as a result of a moderation of home price appreciation experienced in the latter half of the year.

Core FFO for the fourth quarter of 2022 was $96.8 million, an increase of $51.2 million or 112% compared to $45.6 million in the fourth quarter of 2021. The increase in Core FFO was driven by NOI growth from the single-family rental business, as discussed above, and higher performance fees earned from Tricon's investors in respect of the sale of the U.S. multi-family rental portfolio (these performance fees were earned and contributed to net income in the third quarter, but were recognized as part of Core FFO upon receipt in the fourth quarter). The performance fees related to the U.S. multi-family portfolio sale contributed $99.9 million of Core FFO from fees for a net positive impact of $50.3 million to Core FFO ($0.16 Core FFO per share) after deducting LTIP and performance fee payments to management. During the twelve months ended December 31, 2022, Core FFO increased by $85.3 million or 56% to $237.3 million compared to $152.0 million in the prior year, for the reasons noted above.

Adjusted funds from operations ("AFFO") for the three and twelve months ended December 31, 2022 was $88.7 million and $198.3 million, respectively, an increase of $52.1 million (143%) and $76.7 million (63%) from the same periods in the prior year. This growth in AFFO was driven by the increase in Core FFO discussed above.

Single-Family Rental Operating Highlights

The measures presented in the table below and throughout this press release are on a proportionate basis, reflecting only the portion attributable to Tricon's shareholders based on the Company's ownership percentage of the underlying entities and excludes the percentage associated with non-controlling and limited partners' interests, unless otherwise stated. A list of these measures, together with a description of the information each measure reflects and the reasons why management believes the measure to be useful or relevant in evaluating the underlying performance of the Company’s businesses, is set out in Section 6 of Tricon's MD&A.

For the periods ended December 31	Three months		Twelve months
(in thousands of U.S. dollars, except percentages and homes)	2022	2021	2022	2021

Total rental homes managed			36,259	29,237
Total proportionate net operating income (NOI)(1)	$73,744	$59,354	$275,543	$221,655
Total proportionate net operating income (NOI) growth(1)	24.2%	17.6%	24.3%	12.2%
Same home net operating income (NOI) margin(1)	69.8%	68.0%	68.6%	67.4%
Same home net operating income (NOI) growth(1)	9.7%	N/A	10.4%	N/A
Same home occupancy	98.0%	97.8%	98.1%	97.6%
Same home annualized turnover	12.2%	15.3%	15.0%	20.6%
Same home average quarterly rent growth - renewal	6.8%	5.7%	6.5%	4.9%
Same home average quarterly rent growth - new move-in	11.5%	18.6%	16.8%	17.0%
Same home average quarterly rent growth - blended	7.4%	8.9%	8.2%	8.3%

(1) Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s Non-IFRS measures and reconciliations, refer to the “Non-IFRS Measures” section and Appendix A. For definitions of the Company’s Non-IFRS measures, refer to Section 6 of Tricon's MD&A.

Single-family rental NOI was $73.7 million for the fourth quarter of 2022, an increase of $14.4 million or 24.2% compared to the same period in 2021. The higher NOI was mainly driven by an $18.6 million or 22.1% increase in rental revenues as a result of a 9.4% increase in the average monthly rent ($1,741 in Q4 2022 vs. $1,591 in Q4 2021) and 8.9% portfolio growth (Tricon's proportionate share of rental homes was 21,464 in Q4 2022 compared to 19,707 in Q4 2021). This favorable change in rental revenue was partially offset by a $4.3 million or 14.4% increase in direct operating expenses reflecting incremental costs associated with a larger portfolio of homes, higher property taxes attributable to increased assessed property values and growth in property management costs reflecting a tighter labor market.

Single-family rental same home NOI growth was 9.7% in the fourth quarter of 2022, primarily attributable to revenue growth of 6.9%, driven by a 7.7% increase in average monthly rent ($1,680 in Q4 2022 compared to $1,560 in Q4 2021), along with a 20 basis point increase in occupancy to 98.0%. This favorable growth in rental revenue was partially offset by a reduction in other revenue and a 0.8% increase in operating expenses reflecting higher property taxes and property management expenses, offset primarily by lower turnover, repairs and maintenance expenses.

Single-Family Rental Investment Activity

The Company expanded its single-family rental portfolio by acquiring 815 homes during the quarter, bringing its total managed portfolio to 35,908 rental homes. The homes were purchased at an average cost per home of $331,000, including up-front renovations, for a total acquisition cost of $270 million, of which Tricon's share was approximately $84 million.

Adjacent Residential Businesses Highlights

Quarterly highlights of the Company's adjacent residential businesses include:

  In the Canadian multi-family business, The Selby's occupancy remained strong at 98.0%, supported by an improved annualized turnover rate of 24.0% and blended rent growth of 11.4% (reflecting a combination of higher market rents and the removal of substantial leasing concessions prevalent during the COVID-19 pandemic). These factors resulted in a year-over-year NOI growth of 35.0%;
  In Tricon's Canadian residential development portfolio, The Taylor's occupancy rates are tracking ahead of plan, with 41% of the building leased up at average monthly rents of C$4.42 per square foot. Construction at The Ivy and Canary Landing (West Don Lands) - Block 8 continue to progress, with first occupancy anticipated by mid-2023. Meanwhile, the Symington project is on track to commence construction in early 2023. Although the portfolio experienced pressures on construction timelines and costs associated with the current inflationary environment, the Company leveraged its strong trade relationships to minimize construction delays and reduce the impact of cost increases; and
  Tricon's investments in U.S. residential developments generated $5.4 million of distributions to the Company in Q4 2022.

Change in Net Assets

Tricon's net assets were $3.8 billion at December 31, 2022, relatively consistent compared to September 30, 2022 and increasing significantly on a year-over-year basis. Tricon’s net assets grew by $36 million and $736 million when compared to $3.8 billion and $3.1 billion as at September 30, 2022 and December 31, 2021, respectively. These increases were primarily attributable to fair value gains of $32 million and $760 million for the three and twelve months ended December 31, 2022 (on a proportionate basis). Accordingly, Tricon's book value (net assets) per common share outstanding also increased by 24% year-over-year to $13.89 (C$18.81) as at December 31, 2022 compared to $11.22 (C$14.22) as at December 31, 2021.

Balance Sheet and Liquidity

Tricon's liquidity consists of a $500 million corporate credit facility which was undrawn and available to the Company as at December 31, 2022. The Company also had approximately $204 million of unrestricted cash on hand, resulting in total liquidity of $704 million.

As at December 31, 2022, Tricon’s pro-rata net debt (excluding exchangeable instruments) was $2.7 billion, reflecting a pro-rata net debt to assets ratio of 34.9%. For the three months ended December 31, 2022, Tricon's pro-rata net debt to Adjusted EBITDAre ratio was 4.3x. When excluding the performance fees earned in respect of the sale of the U.S. multi-family rental portfolio, Tricon's pro-rata net debt to Adjusted EBITDAre ratio was 7.2x.3,4

Full Year 2023 Guidance

The following table highlights guidance for the Company's Core FFO per share, same home metrics and acquisitions for the upcoming fiscal year. Given the ongoing dislocation in the capital markets, whereby the high cost of financing has negatively impacted investment returns on most acquisitions, Tricon has elected to reduce its pace of acquisitions in 2023 and expects to acquire approximately 400 homes in the first quarter of 2023, and to moderate external growth for the remainder of 2023.

For the years ended December 31
(in billions of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)	2022 Recent guidance			2022 Actual	2023 Guidance

Core FFO per share	$0.75	-	0.77	$0.76	$0.54	-	$0.59

Same home revenue growth	8.0%	-	9.0%	8.3%	6.0%	-	7.5%
Same home expense growth	4.5%	-	5.5%	4.1%	6.0%	-	7.5%
Same home NOI growth	10.0%	-	11.0%	10.4%	6.0%	-	7.5%
Single-family rental acquisitions (homes)(1)	7,300+			7,227	2,000	-	4,000
Single-family rental acquisitions ($ in billions)(1)			N/A	$2.6	$0.7	-	$1.4

(1) Single-family rental acquisition costs include initial purchase price, closing costs and up-front renovation costs. These acquisition home counts and costs are presented on a consolidated basis and Tricon's share represents approximately 30%.

Reconciliation of Core FFO per share - 2022 results to 2023 Guidance mid-point

For the years ended December 31

2022 Core FFO per share	$0.76
U.S. multi-family portfolio disposition(1)	(0.20)
2022 Core FFO per share excluding U.S multi-family portfolio disposition	0.56

Change attributed to:
Same home NOI growth	0.05
Non-same home NOI growth	0.08
Corporate overhead efficiencies	0.03
Interest expense	(0.12)
Income tax expenses and other	(0.03)
Total change	$0.01

2023 Core FFO per share guidance midpoint	$0.57

(1) Includes impact to Core FFO from fees, Core FFO from U.S. multi-family rental, and corporate overhead expenses attributable to the U.S. multi-family business.

Note: Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. Refer to the “Non-IFRS Measures” and Section 6 of the Company's MD&A for definitions. See also the “Forward-Looking Information” section, as the figures presented above are considered to be “financial outlook” for purposes of applicable Canadian securities laws and may not be appropriate for purposes other than to understand management’s current expectations relating to the future of the Company. The reader is cautioned that this information is forward-looking and actual results may vary materially from those reported. Although the Company believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information. The Company reviews its key assumptions regularly and may change its outlook on a going-forward basis if necessary.

Quarterly Dividend

On February 28, 2023, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after April 15, 2023 to shareholders of record on March 31, 2023.

Tricon’s dividends are designated as eligible dividends for Canadian tax purposes in accordance with subsection 89(14) of the Income Tax Act (Canada), and any applicable corresponding provincial and territorial legislation. Tricon has a Dividend Reinvestment Plan (“DRIP”) which allows eligible shareholders of the Company to reinvest their cash dividends in additional common shares of the Company. Common shares issued pursuant to the DRIP in connection with the announced dividend will be issued from treasury at a 1% discount from the market price, as defined in the DRIP. Participation in the DRIP is optional and shareholders who do not participate in the plan will continue to receive cash dividends. A complete copy of the DRIP is available in the Investors section of Tricon’s website at www.triconresidential.com.

Conference Call and Webcast

Management will host a conference call at 11 a.m. ET on Thursday, March 2, 2023 to discuss the Company’s results. Please call (888) 550-5422 or (646) 960-0676 (Conference ID #3699415). The conference call will also be accessible via webcast at www.triconresidential.com (Investors - News & Events). A replay of the call will be available from 3 p.m. ET on March 2, 2023 until midnight ET, on April 2, 2023. To access the replay, call (800) 770-2030 or (647) 362-9199, followed by Conference ID #3699415.

This press release should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (the "MD&A") for the year ended December 31, 2022, which are available on Tricon’s website at www.triconresidential.com and have been filed on SEDAR (www.sedar.com) as well as with the SEC as part of the Company’s annual report filed on form 40-F. The financial information therein is presented in U.S. dollars. Shareholders have the ability to receive a hard copy of the complete audited Financial Statements free of charge upon request.

The Company has also made available on its website supplemental information for the three and twelve months ended December 31, 2022. For more information, visit www.triconresidential.com.

About Tricon Residential Inc.

Tricon Residential Inc. (NYSE: TCN, TSX: TCN) is an owner and operator of a growing portfolio of more than 36,000 single-family rental homes in the U.S. Sun Belt and multi-family apartments in Canada. Our commitment to enriching the lives of our employees, residents and local communities underpins Tricon’s culture and business philosophy. We provide high-quality rental housing options for families across the United States and Canada through our technology-enabled operating platform and dedicated on-the-ground operating teams. Our development programs are also delivering thousands of new rental homes and apartments as part of our commitment to help solve the housing supply shortage. At Tricon, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com.

Forward-Looking Information

This news release contains forward-looking statements pertaining to expected future events, financial and operating results, and projections of the Company, including statements related to targeted financial performance and leverage; the Company's growth plans; the pace, availability and pricing of anticipated home acquisitions; anticipated rent growth, fee income and other revenue; development plans, costs and timelines; and the impact of such factors on the Company. Such forward-looking information and statements involve risks and uncertainties and are based on management’s current expectations, intentions and assumptions in light of its understanding of relevant current market conditions, its business plans, and its prospects. If unknown risks arise, or if any of the assumptions underlying the forward-looking statements prove incorrect, actual results may differ materially from management expectations as projected in such forward-looking statements. Examples of such risks include, but are not limited to, the Company's inability to execute its growth strategies; the impact of changing economic and market conditions, increasing competition and the effect of fluctuations and cycles in the Canadian and U.S. real estate markets; changes in the attitudes, financial condition and demand of the Company's demographic markets; rising interest rates and volatility in financial markets; the potential impact of reduced supply of labor and materials on expected costs and timelines; rates of inflation and economic uncertainty; developments and changes in applicable laws and regulations; and the ongoing impact and aftermath of COVID-19. Accordingly, although the Company believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Certain statements included in this press release, including with respect to 2023 guidance for Core FFO per share and same home metrics, are considered to be financial outlook for purposes of applicable securities laws, and as such, the financial outlook may not be appropriate for purposes other than to understand management’s current expectations relating to the future of the Company, as disclosed in this press release. These forward-looking statements have been approved by management to be made as at the date of this press release. Although the forward-looking statements contained in this presentation are based upon what management currently believes to be reasonable assumptions (including in particular the revenue growth, expense growth and portfolio growth assumptions set out herein (which themselves are based on, respectively: assumed ancillary revenue growth and continuing favorable market rent growth increased internalization of maintenance activity and increased management efficiencies accompanying portfolio growth; and the availability of SFR homes meeting the Company’s acquisition objectives), there can be no assurance that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this document are expressly qualified in their entirety by this cautionary statement.

Non-IFRS Measures

The Company has included herein certain non-IFRS financial measures and non-IFRS ratios, including, but not limited to: "proportionate" metrics, net operating income ("NOI"), NOI margin, funds from operations ("FFO"), core funds from operations ("Core FFO"), adjusted funds from operations ("AFFO"), Core FFO per share, AFFO per share, Adjusted EBITDAre as well as certain key indicators of the performance of our businesses which are supplementary financial measures. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance. We utilize these measures in managing our business, including performance measurement and capital allocation. In addition, certain of these measures are used in measuring compliance with our debt covenants. We believe that providing these performance measures on a supplemental basis is helpful to investors and shareholders in assessing the overall performance of the Company’s business. However, these measures are not recognized under and do not have any standardized meaning prescribed by IFRS as issued by the IASB, and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. Because non-IFRS financial measures, non-IFRS ratios and supplementary financial measures do not have standardized meanings prescribed under IFRS, securities regulations require that such measures be clearly defined, identified, and reconciled to their nearest IFRS measure. The calculation and reconciliation of the non-IFRS financial measures and the requisite disclosure for non-IFRS ratios used herein are provided in Appendix A below. The definitions of the Company’s Non-IFRS measures are provided in the "Glossary and Defined Terms" section as well as Section 6 of Tricon's MD&A.

The non-IFRS financial measures, non-IFRS ratios and supplementary financial measures presented herein should not be construed as alternatives to net income (loss) or cash flow from the Company’s activities, determined in accordance with IFRS, as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities.

Appendix A - Reconciliations

RECONCILIATION OF NET INCOME TO FFO, CORE FFO AND AFFO

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Net income from continuing operations attributable to Tricon's shareholders	$53,339	$93,238	$(39,899)	$773,835	$439,739	$334,096

Fair value gain on rental properties	(56,414)	(261,676)	205,262	(858,987)	(990,575)	131,588
Fair value (gain) loss on Canadian development properties	—	(10,098)	10,098	440	(10,098)	10,538
Fair value (gain) loss on derivative financial instruments and other liabilities	(25,818)	72,783	(98,601)	(184,809)	220,177	(404,986)
Limited partners' share of FFO adjustments	49,834	41,720	8,114	283,338	171,498	111,840
FFO attributable to Tricon's shareholders	$20,941	$(64,033)	$84,974	$13,817	$(169,259)	$183,076

Core FFO from U.S. and Canadian multi-family rental	868	2,318	(1,450)	8,173	13,805	(5,632)
Income from equity-accounted investments in multi-family rental properties	(1,051)	(2,077)	1,026	(1,550)	(2,255)	705
Income from equity-accounted investments in Canadian residential developments	(7,690)	(10,085)	2,395	(11,198)	(8,200)	(2,998)
Performance fees revenue from the sale of U.S. multi-family rental portfolio(1)	99,866	—	99,866	—	—	—
Performance fees payments associated with U.S. multi-family rental divestiture(1)	(49,577)	—	(49,577)	(49,577)	—	(49,577)
Deferred income tax expense	5,601	53,507	(47,906)	189,179	234,483	(45,304)
Current tax impact on sale of U.S. multi-family rental portfolio	—	—	—	(29,835)	(44,502)	14,667
Interest on convertible debentures	—	—	—	—	6,732	(6,732)
Interest on Due to Affiliate	4,245	4,312	(67)	17,022	17,250	(228)
Amortization of deferred financing costs, discounts and lease obligations	5,581	3,917	1,664	19,284	16,571	2,713
Equity-based, non-cash and non-recurring compensation(2)	8,383	56,050	(47,667)	54,716	66,262	(11,546)
Other adjustments	9,674	1,721	7,953	27,257	21,134	6,123
Core FFO attributable to Tricon's shareholders	$96,841	$45,630	$51,211	$237,288	$152,021	$85,267

Recurring capital expenditures(3)	(8,147)	(9,082)	935	(39,024)	(30,427)	(8,597)
AFFO attributable to Tricon's shareholders	$88,694	$36,548	$52,146	$198,264	$121,594	$76,670

(1) Performance fees of $99.9 million were earned in respect of the sale of the Company's interest in its U.S. multi-family rental portfolio during the third quarter of 2022. As the cash was received and a related payment of $49.6 million was made during the fourth quarter, these performance fees revenue and associated expenses are included in the Core FFO calculation for the three months ended December 31, 2022.
(2) Includes performance fees expense, which is accrued based on changes in the unrealized carried interest liability of the underlying Investment Vehicles and hence is added back to Core FFO as a non-cash expense. Performance fees are paid and deducted in arriving at Core FFO only when the associated fee revenue has been realized.
(3) Recurring capital expenditures represent ongoing costs associated with maintaining and preserving the quality of a property after it has been renovated. Capital expenditures related to renovations or value-enhancement are excluded from recurring capital expenditures.

RECONCILIATION OF SINGLE-FAMILY RENTAL TOTAL AND SAME HOME NOI

For the periods ended December 31	Three months		Twelve months
(in thousands of U.S. dollars)	2022	2021	2022	2021

Net operating income (NOI), proportionate same home portfolio	$54,816	$49,948	$211,183	$191,313
Net operating income (NOI), proportionate non-same home	18,928	9,406	64,360	30,342
Net operating income (NOI), proportionate total portfolio	73,744	59,354	275,543	221,655
Limited partners' share of NOI(1)	48,778	24,001	160,953	74,320
Net operating income from single-family rental properties per financial statements	$122,522	$83,355	$436,496	$295,975
(1) Represents the limited partners' interest in the NOI from SFR JV-1, SFR JV-2 and SFR JV-HD.

RECONCILIATION OF PROPORTIONATE TOTAL PORTFOLIO GROWTH METRICS

For the three months ended December 31
(in thousands of U.S. dollars)	2022	2021	Variance	% Variance

Total revenue from rental properties	$107,778	$89,111	$18,667	20.9%
Total direct operating expenses	34,034	29,757	4,277	14.4%

Net operating income (NOI)(1)	$73,744	$59,354	$14,390	24.2%
Net operating income (NOI) margin(1)	68.4%	66.6%
(1) Non-IFRS measures; refer to Section 6 of the MD&A for definitions.
For the twelve months ended December 31
(in thousands of U.S. dollars)	2022	2021	Variance	% Variance

Total revenue from rental properties	$407,227	$334,905	$72,322	21.6%
Total direct operating expenses	131,684	113,250	18,434	16.3%

Net operating income (NOI)(1)	$275,543	$221,655	$53,888	24.3%
Net operating income (NOI) margin(1)	67.7%	66.2%
(1) Non-IFRS measures; refer to Section 6 of the MD&A for definitions.

RECONCILIATION OF PROPORTIONATE SAME HOME GROWTH METRICS

For the three months ended December 31
(in thousands of U.S. dollars)	2022	2021	Variance	% Variance

Total revenue from rental properties	$78,511	$73,447	$5,064	6.9%
Total direct operating expenses	23,695	23,499	196	0.8%

Net operating income (NOI)(1)	$54,816	$49,948	$4,868	9.7%
Net operating income (NOI) margin(1)	69.8%	68.0%
(1) Non-IFRS measures; refer to Section 6 of the MD&A for definitions.
For the twelve months ended December 31
(in thousands of U.S. dollars)	2022	2021	Variance	% Variance

Total revenue from rental properties	$307,646	$283,995	$23,651	8.3%
Total direct operating expenses	96,463	92,682	3,781	4.1%

Net operating income (NOI)(1)	$211,183	$191,313	$19,870	10.4%
Net operating income (NOI) margin(1)	68.6%	67.4%
(1) Non-IFRS measures; refer to Section 6 of the MD&A for definitions.

PROPORTIONATE BALANCE SHEET

(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise specified)	Rental portfolio	Development portfolio	Corporate assets and liabilities	Tricon proportionate results	IFRS reconciliation	Consolidated results/Total
	A	B	C	D = A+B+C	E	D+E

Assets
Rental properties	$6,797,730	$—	$—	$6,797,730	$4,647,929	$11,445,659
Equity-accounted investments in multi-family rental properties	20,769	—	—	20,769	—	20,769
Equity-accounted investments in Canadian residential developments	—	106,538	—	106,538	—	106,538
Canadian development properties	—	136,413	—	136,413	—	136,413
Investments in U.S. residential developments	—	138,369	—	138,369	—	138,369
Restricted cash	55,748	243	1,231	57,222	60,078	117,300
Goodwill, intangible and other assets	3,687	—	133,671	137,358	6,671	144,029
Deferred income tax assets	—	—	75,062	75,062	—	75,062
Cash	68,187	1,181	62,847	132,215	72,088	204,303
Other working capital items(1)	11,445	1,506	35,687	48,638	13,866	62,504
Assets held for sale	—	—	—	—	—	—
Total assets	$6,957,566	$384,250	$308,498	$7,650,314	$4,800,632	$12,450,946

Liabilities
Debt	2,674,173	21,095	11,715	2,706,983	3,021,201	5,728,184
Due to Affiliate	—	—	256,824	256,824	—	256,824
Other liabilities(2)	131,712	3,626	162,431	297,769	1,779,431	2,077,200
Deferred income tax liabilities	—	—	591,713	591,713	—	591,713
Total liabilities	$2,805,885	$24,721	$1,022,683	$3,853,289	$4,800,632	$8,653,921

Non-controlling interest	—	—	6,776	6,776	—	6,776

Net assets attributable to Tricon's shareholders	$4,151,681	$359,529	$(720,961)	$3,790,249	$—	$3,790,249

Net assets per share(3)	$15.22	$1.32	$(2.64)	$13.89
Net assets per share (CAD)(3)	$20.61	$1.79	$(3.58)	$18.81

(1) Other working capital items include amounts receivable and prepaid expenses and deposits.
(2) Other liabilities include long-term incentive plan, performance fees liability, derivative financial instruments, other liabilities, limited partners' interests, dividends payable, resident security deposits and amounts payable and accrued liabilities.
(3) As at December 31, 2022, common shares outstanding were 272,840,692 and the USD/CAD exchange rate was 1.3544.

TOTAL AUM

	December 31, 2022		December 31, 2021
(in thousands of U.S. dollars)	Balance	% of total AUM	Balance	% of total AUM

Third-party AUM	$ 8,120,344	50.7%	$ 6,816,668	49.6%
Principal AUM	7,882,908	49.3%	6,919,664	50.4%
Total AUM	$ 16,003,252	100.0%	$ 13,736,332	100.0%

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDAre

(in thousands of U.S. dollars)	Total proportionate results	IFRS reconciliation	Consolidated results/Total

For the three months ended December 31, 2022
Net income attributable to Tricon's shareholders from continuing operations	$53,339	$—	$53,339
Interest expense	32,810	38,310	71,120
Current income tax recovery	(5,665)	—	(5,665)
Deferred income tax expense	5,601	—	5,601
Amortization and depreciation expense	4,764	—	4,764
Fair value gain on rental properties	(5,914)	(50,500)	(56,414)
Fair value gain on Canadian development properties	—	—	—
Fair value gain on derivative financial instruments and other liabilities	(26,484)	666	(25,818)
Look-through EBITDAre adjustments from non-consolidated affiliates	(7,141)	—	(7,141)
EBITDAre, consolidated	$51,310	$(11,524)	$39,786

Equity-based, non-cash and non-recurring compensation	8,383	—	8,383
Other adjustments(1)	64,124	(826)	63,298
Limited partners' share of EBITDAre adjustments	—	12,350	12,350
Non-controlling interest's share of EBITDAre adjustments	(197)	—	(197)
Adjusted EBITDAre(2)	$123,620	$—	$123,620

Adjusted EBITDAre (annualized)(2)			494,480
(1) Includes the following adjustments:
(in thousands of U.S. dollars)	Proportionate	IFRS reconciliation	Consolidated

Transaction costs	$8,004	$(826)	$7,178
Realized and unrealized foreign exchange loss	164	—	164
Loss on debt extinguishment	6,816	—	6,816
Look-through other adjustments from non-consolidated affiliates	(19)	—	(19)
Lease payments on right-of-use assets	(1,130)	—	(1,130)
Performance fees earned on the sale of the U.S. multi-family rental portfolio	99,866		99,866
Performance fees payments associated with U.S. multi-family rental divestiture	(49,577)	—	(49,577)
Total other adjustments	$64,124	$(826)	$63,298

(2) Q4 Adjusted EBITDAre includes the net performance fee income of $50,289 (net of performance fees expense paid to management) which was earned from Tricon's investors in connection with the sale of U.S. multi-family rental portfolio. The inclusion of the net fee income has been used for the purpose of calculating Adjusted EBITDAre (annualized) and Pro-rata net debt to Adjusted EBITDAre (annualized).

PRO-RATA ASSETS

Tricon's pro-rata assets include its share of total assets of non-consolidated entities on a look-through basis, which are shown as equity-accounted investments on its proportionate balance sheet.

(in thousands of U.S. dollars)	December 31, 2022

Pro-rata assets of consolidated entities(1)	$7,523,007

Canadian multi-family rental properties	38,979
Canadian residential developments(2)	247,854
Pro-rata assets of non-consolidated entities	286,833

Pro-rata assets, total	$7,809,840
Pro-rata assets (net of cash), total(3)	$7,616,248

(1) Includes proportionate total assets presented in the proportionate balance sheet table above excluding equity-accounted investments in multi-family rental properties and equity-accounted investments in Canadian residential developments.
(2) Excludes right-of-use assets under ground leases of $33,463.
(3) Reflects proportionate cash and restricted cash of $189,437 as well as pro-rata cash and restricted cash of non-consolidated entities of $4,155.

PRO-RATA NET DEBT TO ASSETS

(in thousands of U.S. dollars, except percentages)	December 31, 2022

Pro-rata debt of consolidated entities	$2,706,983

Canadian multi-family rental properties	17,308
Canadian residential developments(2)	127,690
Pro-rata debt of non-consolidated entities	144,998

Pro-rata debt, total	$2,851,981
Pro-rata net debt, total(1)	$2,658,389

Pro-rata net debt to assets	34.9%

(1) Reflects proportionate cash and restricted cash of $189,437 as well as pro-rata cash and restricted cash of non-consolidated entities of $4,155.
(2) Excludes lease obligations under ground leases of $33,463.

RECONCILIATION OF PRO-RATA DEBT AND ASSETS OF NON-CONSOLIDATED ENTITIES TO CONSOLIDATED BALANCE SHEET

(in thousands of U.S. dollars)	December 31, 2022

Equity-accounted investments in Canadian multi-family rental properties
Tricon's pro-rata share of assets	$38,979
Tricon's pro-rata share of debt	(17,308)
Tricon's pro-rata share of working capital and other	(902)
Equity-accounted investments in Canadian multi-family rental properties	20,769

Equity-accounted investments in multi-family rental properties	$20,769

Equity-accounted investments in Canadian residential developments
Tricon's pro-rata share of assets(1)	$247,854
Tricon's pro-rata share of debt(1)	(127,690)
Tricon's pro-rata share of working capital and other	(13,626)
Equity-accounted investments in Canadian residential developments	$106,538
(1) Excludes right-of-use assets and lease obligations under ground leases of $33,463.

PRO-RATA NET DEBT TO ADJUSTED EBITDAre

(in thousands of U.S. dollars)	December 31, 2022

Pro-rata debt of consolidated entities, excluding facilities related to non-income generating assets(1)	$2,244,851

Canadian multi-family rental properties debt	17,308
Pro-rata debt of non-consolidated entities (stabilized properties)	17,308

Pro-rata debt (stabilized properties), total	$2,262,159
Pro-rata net debt (stabilized properties), total(2)	$2,113,312

Adjusted EBITDAre (annualized)(3)(4)	$494,480
Pro-rata net debt to Adjusted EBITDAre (annualized)(4)	4.3x

(1) Excludes $21,095 of development debt directly related to the consolidated Canadian development portfolio and $441,037 of subscription and warehouse facilities related to acquisitions of vacant single-family homes, which do not fully contribute to Adjusted EBITDAre.
(2) Reflects proportionate cash and restricted cash (excluding cash held at development entities and excess cash held at single-family rental joint venture entities) of $148,557 as well as pro-rata cash and restricted cash of non-consolidated entities for stabilized properties of $290.
(3) Adjusted EBITDAre is a non-IFRS measure. Refer to the "Glossary and Defined Terms" section for definition and the Reconciliation of net income to Adjusted EBITDAre table above.
(4) Q4 Adjusted EBITDAre includes the net performance fee income of $50,289 (net of performance fees expense paid to management) which was earned from Tricon's investors in connection with the sale of the U.S. multi-family rental portfolio. The leverage metric excluding the net performance fee income of $50,289 from Adjusted EBITDAre would be 7.2x.

Glossary and Defined Terms

The non-IFRS financial measures, non-IFRS ratios, and KPI supplementary financial measures discussed throughout this press release for each of the Company’s business segments are calculated based on Tricon's proportionate share of each portfolio or business and are defined and discussed below and in Section 6 of the MD&A, which definitions and discussion are incorporated herein by reference. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance; however, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly-traded entities. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. See Appendix A for a reconciliation to IFRS financial measures where applicable.

Adjusted EBITDAre is a metric that management believes to be helpful in evaluating the Company’s operating performance across and within the real estate industry. Further, management considers it to be a more accurate reflection of the Company’s leverage ratio, especially as it adjusts for and negates non-recurring and non-cash items. The Company’s definition of EBITDAre reflects all adjustments that are specified by the National Association of Real Estate Investment Trusts (“NAREIT”). In addition to the adjustments prescribed by NAREIT, Tricon excludes fair value gains that arise as a result of reporting under IFRS.

EBITDAre represents net income from continuing operations, excluding the impact of interest expense, income tax expense, amortization and depreciation expense, fair value changes on rental properties, fair value changes on derivative financial instruments and adjustments to reflect the entity’s share of EBITDAre of unconsolidated entities. Adjusted EBITDAre is a normalized figure and is defined as EBITDAre before stock-based compensation, unrealized and realized foreign exchange gains and losses, transaction costs and other non-recurring items, and reflects only Tricon’s share of results from consolidated entities (by removing non-controlling interests’ and limited partners’ share of reconciling items).

The Company also discloses its Net Debt to Adjusted EBITDAre ratio to assist investors in accounting for the Company’s unconsolidated joint ventures and equity-accounted investments, in both debt and Adjusted EBITDAre, by calculating pro-rata leverage on a look-through basis (excluding debt directly related to the Canadian development portfolio as well as warehouse and subscription facilities related to acquisitions of vacant single-family homes, which do not fully contribute to Adjusted EBITDAre).

Cost to maintain is defined as the annualized repairs and maintenance expense, turnover expense net of applicable resident recoveries and recurring capital expenditures per home in service. The metric provides insight into the costs needed to maintain a property's current condition and is indicative of a portfolio's operational efficiency.

Pro-rata net assets represents the Company's proportionate share of total consolidated assets as well as assets of non-consolidated entities on a look-through basis (which are shown as equity-accounted investments on its proportionate balance sheet), less its cash and restricted cash.

Pro-rata net debt represents the Company's total current and long-term debt per its consolidated financial statements, less its cash and restricted cash (excluding debt directly related to the Canadian development portfolio as well as warehouse and subscription facilities related to acquisitions of vacant single-family homes, which do not fully contribute to Adjusted EBITDAre).

_______________________
1 Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s Non-IFRS measures and reconciliations, refer to the “Non-IFRS Measures” section and Appendix A. For definitions of the Company’s Non-IFRS measures, refer to Section 6 of Tricon's MD&A.
2 Performance fees of $99.9 million were earned in the third quarter of 2022 in respect of the sale of the U.S. multi-family rental portfolio. As the transaction closed and cash was received during the fourth quarter, these performance fees are included in the Core FFO calculation for the three months ended December 31, 2022.
3 Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s Non-IFRS measures and reconciliations, refer to the “Non-IFRS Measures” section and Appendix A. For definitions of the Company’s Non-IFRS measures, refer to Section 6 of Tricon's MD&A.
4 Q4 Adjusted EBITDAre includes the net performance fee income of $50,289 (net of performance fees expense paid to management) which was earned from Tricon's investors in connection with the sale of the U.S. multi-family rental portfolio. The leverage metric excluding the net performance fee income of $50,289 from Adjusted EBITDAre would be 7.2x.

Contacts

For further information:

Wissam Francis
EVP & Chief Financial Officer

Wojtek Nowak
Managing Director, Capital Markets

Email: investorsupport@triconresidential.com